# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 540 Gaither Road Suite 401, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001773195

## Reporting persons
- Affinity Healthcare Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 550,765; sole dispositive power 0; shared dispositive power 550,765; aggregate amount beneficially owned 550,765 (5.3% of the class)
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 550,765; sole dispositive power 0; shared dispositive power 550,765; aggregate amount beneficially owned 550,765 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.
Address of issuer's principal executive offices: 540 Gaither Road Suite 401 Rockville, MD 20850

## Item 2. Person Filing
Name of person filing:
Affinity Healthcare Fund, LP
Affinity Asset Advisors, LLC
Address of principal business office or, if none, residence:
767 Third Avenue
New York, NY 10017
Citizenship: Affinity Healthcare Fund, LP and Affinity Asset Advisors, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Affinity Asset Advisors, LLC (the "Advisor") is the investment manager of Affinity Healthcare Fund, LP (the "Fund") and exercises investment discretion with regard to the securities reported herein. As of December 31, 2024, the Fund beneficially owned an aggregate of 550,765 shares of Common Stock of the Issuer, or 5.3% of the outstanding shares of Common Stock of the Issuer, and the Advisor may be deemed to be the beneficial owner of such 550,765 shares of Common Stock of the Issuer owned by the Fund by virtue of its position as investment manager of the Fund. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of 550,765 shares of Common Stock of the Issuer.
Percent of class: The percentage set forth in the preceding paragraph and in Row 11 of the cover page for each reporting person is based on 10,393,954 shares of Common Stock of the Issuer outstanding as of November 6, 2024 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 550,765
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 550,765

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Affinity Healthcare Fund, LP: /s/ Michael Cho, Michael Cho (12/31/2024)
- Affinity Asset Advisors, LLC: /s/ Michael Cho, Michael Cho (12/31/2024)